June 8, 2010
VIA FACSIMILE AND EDGAR TRANSMISSION
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc. Annual Report on Form 10-K for the FYE December 31, 2009 Filed on February 26, 2010 Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010 File No.: 1-15903
Dear Ms. Long:
          By letter dated May 28, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filings of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.
Definitive Proxy on Schedule 14A
Compensation of Executive Officers, page 12
Compensation Discussion and Analysis, page 12
1.	In future filings, please disclose the individual performance factors applicable to each of your named executive officers, as well as the compensation committee’s assessment of how each officer performed with respect to those specific goals. The information presented does not offer a meaningful perspective on the correlation between each officer’s individual performance and the committee’s decisions for each named officer. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

     In future filings, when specific, identifiable individual performance factors applicable to our named executive officers are established as goals to be accomplished during a performance period and are reviewed by the compensation committee as a part of their compensation assessment, we will disclose them where we believe they are material to a shareholder’s understanding of the compensation decisions, provided such disclosure does do not raise concerns of competitive harm. We note that as disclosed on page 14 of our Compensation Discussion and Analysis, beginning in 2010 each named executive officer, other than our president and chief executive officer, will have their bonus opportunity established solely as a percentage of Earnings Before Interest and Expense and Taxes (“EBIT”) for the applicable annual period, and personal performance objectives will not be applicable. Similarly, our president and chief executive officer’s annual bonus opportunity is solely determined by the use of an EBIT performance metric pursuant to the terms of his employment agreement.
Compensation of Executive Officers, page 12
Compensation Discussion and Analysis, page 12
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     Prior to the filing of our Definitive Proxy on Schedule 14A, our management met with the compensation committee and reviewed various elements of the Company’s compensation programs for its employees. Specifically, among other items, the committee considered that the total compensation amounts for named executive officers are benchmarked against those used at other comparable companies. Further, annual bonus amounts for named executive officers are now solely determined by the Company’s EBIT, which directly correlates bonuses to Company financial performance. Other employees are awarded bonuses generally based on the Company’s financial performance and evaluation of job performance. The Company’s restricted stock awards generally use a three year vesting period to take into account long —term Company performance. Based on this review with management, the compensation committee determined that risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and thus no disclosure was required.
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          The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,
/s/ Ernesto Bautista, III

Ernesto Bautista, III Chief Financial Officer

cc:	Dorine H. Miller, Financial Analyst Craig Slivka, Special Counsel Securities and Exchange Commission Christopher Austin Mary Alcock James Small Cleary Gottlieb Steen & Hamilton LLP